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                                                                     EXHIBIT 77M

ITEM 77M/77Q1(g) - MERGERS:

Columbia Small Cap Value Fund I (the "Acquiring Fund") became the surviving entity in a reorganization with RiverSource Disciplined Small Cap Value Fund, a series of RiverSource Dimensions Series, Inc. (the "Acquired Fund").

In September 2010, the Board of Trustees of Columbia Funds Series Trust I and the Board of Directors of RiverSource Dimensions Series, Inc. each approved an agreement and plan of reorganization (the "Agreement and Plan") providing for the sale of all of the assets of the Acquired Fund to, and the assumption of all of the liabilities and obligations of the Acquired Fund by, the Acquiring Fund, in complete liquidation of the Acquired Fund. At a meeting of shareholders held on February 15, 2011, shareholders of the Acquired Fund approved the Agreement and Plan with respect to the applicable Reorganization.

Effective on June 3, 2011, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Fund, in complete liquidation of the Acquired Fund. Shareholders of each class of shares of the Acquired Fund received shares of the corresponding share class of the Acquiring Fund in accordance with the Agreement and Plan.

The registration statement of Columbia Funds Series Trust I on Form N-14, which was filed with the Securities and Exchange Commission on July 22, 2011 (accession no. 0001193125-11-194672), is incorporated by reference, including without limitation the Agreement and Plan filed as Exhibit (4) to the registration statement and the applicable prospectus/proxy statement describing the applicable Reorganization, which was filed with the Securities and Exchange Commission on December 28, 2010 (accession no. 0001193125-10-289274).